

September 5, 2017

Mr. Peter J. Moerbeek
Chief Financial Officer
Primoris Services Corporation
2100 McKinney Avenue, Suite 1500
Dallas, Texas 75201

> **Re:** **Primoris Services Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed February 28, 2017**
> **Form 10-Q for the Period Ended June 30, 2017**
> **Filed August 8, 2017**
> **File No. 1-34145**

Dear Mr. Moerbeek:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2016

Management's Discussion and Analysis, page 32

1. We note that the $37.3 million charge recorded related to certain Belton area projects during the third quarter of 2016 represented approximately 19% of your gross profit and 65% of your operating income for the year ended December 31, 2016. In this regard, please expand your disclosures to provide a comprehensive discussion and analysis of the specific facts and circumstances that caused the project charges for each of the Belton area projects and any other material information that will provide investors with additional insight about whether there remains a risk of additional charges. Please ensure that your disclosures include the following:
   - Please disclose the components of the project charges of $37.3 million. For example, please specify the amounts related to changes in total contract estimates and/or unsuccessful claims;

- Please disclose whether these contracts are now in a loss position and if so, quantify such loss;
- Identify the specific facts and circumstances, including the related timing, that caused the increase in costs;
- Identify the stage of completion of each of the projects;
- Disclose the amount of revenues recognized for these projects in each period and, if material, discuss the impact of these revenues on your gross margins; and
- If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made pursuant to ASC 450-20-50.

Please also refer to Item 303(a)(3) of Regulation S-K and Section 501.12 of the Financial Reporting Codification for guidance.

Note 16 –Planned Divestiture of Texas Heavy Civil Business Unit, page F-30

2. In regards to the $37.3 million charge recorded during the third quarter of 2016 for certain Belton area projects, please help us understand how this charge is reflected in your table showing the net impact of change in estimates on page F-15. In addition, please tell us the amount of reserves for anticipated job losses recorded related to these projects. In this regard, we note based on your disclosures on page 37 that the provision for estimated losses on uncompleted contracts was $12.8 million at December 31, 2016 and had only increased by $5.5 million from December 31, 2015.

3. In April 2017, the Board of Directors determined that based on the information available the best long-term value would be attained by withdrawing from the sales process and continuing to operate the business unit. In your earnings call held on May 9, 2017, it was indicated that "the early indications of interest we received for the division did not properly value the business." We note that in the third quarter of 2016, you recorded a goodwill impairment charge of $2.7 million as the planned the planned divestiture triggered an analysis of the goodwill pursuant to ASC 350. Please tell us what consideration you gave as to whether you needed to perform an additional impairment analysis related to the goodwill and long-lived assets of this business unit in light of not receiving interest which properly valued the business.

Form 10-Q for the Period Ended June 30, 2017

Note 18 - Reportable Segments, page 24

4. We note that the segment changes made during the first quarter of 2017 reflect the focus of your CODM on the range of services you provide to your end user markets. Your CODM regularly reviews the operating and financial performance of your business units based on these segments. Your disclosures indicate that your CODM may be reviewing

the operating and financial performance of each of your business units. In this regard, it is not clear what your operating segments are, including if they represent your business units, and correspondingly how you determined your reportable segments pursuant to ASC 280. In addition, we note your refer to various divisions in your segments' results of operations discussion. Please advise. Please also further clarify in your disclosures how you determined your reportable segments, including if operating segments have been aggregated. Refer to ASC 280-10-50-21.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Sherry Haywood, Staff Attorney, at (202) 551-3345 or, in her absence, Asia Timmons-Pierce, Staff Attorney, at (202) 551-3754 if you have any questions regarding legal matters. Please contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, me at (202) 551-3854 if you have questions regarding comments on the financial statements and related matters.
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Sincerely,

/s/ Melissa N. Rocha

Melissa N. Rocha
Senior Assistant Chief Accountant
Office of Manufacturing and Construction